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                                                      SEC File Number: 001-15617
                                                         CUSIP Number: 848506101

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                   (Check One)

          [ ] Form 10-K and Form 10-KSB   [ ] Form 11-K   [ ] Form 20-F
                 [x] Form 10-Q and Form 10-QSB   [ ] Form N-SAR
                      For Period Ended: September 30, 2000

                           [ ] Transition Report on Form 10-K
                           [ ] Transition Report on Form 20-F
                           [ ] Transition Report on Form 11-K
                           [ ] Transition Report on Form 10-Q
                           [ ] Transition Report on Form N-SAR
                           For the Transition Period Ended: N/A
                                                            ---

          Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

          -------------------------------------------------------------

Part I - Registrant Information
-------------------------------

          Full Name of Registrant: Spigadoro, Inc.
                                   ---------------
          Former name if applicable: IAT Multimedia Inc.
                                     -------------------

          Address of Principal Executive Office (Street and Number):
          70 East 55th Street, 24th Floor, New York, New York 10022
          ---------------------------------------------------------

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Part II - Rules 12b-25(b) and (c)
---------------------------------

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K or 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative
--------------------

          State below in reasonable detail the reasons why the Form 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

          The Form 10-Q for the quarter ended September 30, 2000 could not be filed within the prescribed time period due to unforeseen difficulties arising in connection with its preparation.

Part IV - Other Information
---------------------------

(1) Name and telephone number of person to contact in regard to this notification:

          Jacob Agam            (212)            754-4271
          ---------------------------------------------------------
          (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or


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          for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
          [x] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X ] Yes [ ] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          All number set forth below are stated in U.S. dollars and have been translated for convenience purposes only from the Italian Lire, the registrant's functional currency, based upon an exchange rate of Lire 2,201 = U.S. $1 as of September 30, 2000.

          For the three months ended September 30, 2000, the registrant expects to incur a net loss of approximately $3,300,000 on net sales of approximately $39,200,000 as compared to net income of approximately $239,000 on net sales of approximately $28,800,000 for the comparable three month period in 1999.

          For the nine months ended September 30, 2000, the registrant expects to incur a net profit of approximately $4,100,000 on net sales of approximately $104,600,000 as compared to a net income of approximately $700,000 on net sales of approximately $88,500,000 for the prior comparable period in 1999.

                                 Spigadoro, Inc.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 14, 2000   By: /s/ Jacob Agam
                               ----------------------------------
                               Jacob Agam
                               Chairman of the Board and Chief
                                 Executive Officer


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